CERTIFICATE OF SECRETARY

     THIS IS TO CERTIFY that I am the duly elected, qualified and acting Secretary of Largo Vista Group, Ltd., and that the above and foregoing by-laws constituting a true original copy were duly adopted as the by-laws of said Corporation as amended December 7, 1998.

     IN WITNESS WHEREOF, I have executed this Certificate at
Newport Beach, California on this 30th day of December 1998.



___________________________
Albert N. Figueroa, Secretary



By Laws Certificate